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hempitecture®

EARLY ACCESS
ENDING MONDAY

Take Advantage of Early Access Perks Before They're Gone.

Claim your stake in the future of building materials! We are in the final days to participate before we go public on **Monday March 18**.

This is your reminder to be part of our inner circle.
Investors not only stand to benefit from being early backers of a pioneering company in the building materials sector, but also can enjoy a range of perks which include **credits to use across our innovative product lineup and private tours of our state-of-the-art manufacturing facility.**

This is where sustainability meets cutting-edge technology, and you have the unique opportunity to be at the forefront.

Don't miss out – the chance for early access is ticking away!

OWN THE NEXT GENERATION OF BUILDING MATERIALS

To make a Reservation without transferring funds until closing later this year, please select *Wire Transfer* as the payment method. Your perks will be timestamped and locked in.

IN THE NEWS

We were 1 of 6 companies chosen to participate in a startup program with Greentown Labs. This accelerator will advance climate tech solutions and foster potential development, investment and commercial partnerships with Saint-Gobain, a multinational manufacturer and distributor of construction and industrial materials.

CHECK IT OUT HERE.

Join the 150+ investors who have already backed this Round. Hempitecture is on the brink of unveiling a game-changing strategic partnership that promises to catapult our sustainable building mission to new frontiers.

Stay tuned as we shape the future of eco-friendly construction. More details coming soon!

YES – I WANT TO OWN THE FUTURE

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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